UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for June 10, 2011
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:
Sasol announces the completion of the second acquisition
of a 50% participation interest in the Montney Gas Basin
in Canada

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:                                       JSE : SOL                            NYSE : SSL
Sasol Ordinary ISIN codes:                                         ZAE000006896                   US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol”)

SASOL ANNOUNCES THE COMPLETION OF THE SECOND ACQUISITION OF A 50%
PARTICIPATION INTEREST IN THE MONTNEY GAS BASIN IN CANADA

Shareholders of Sasol are referred to the SENS announcement
released on 8 March 2011 regarding the acquisition by Sasol of a
50% interest in the high quality Cypress A Assets from Talisman
Energy Inc. for a total purchase consideration of CAD$1 050
million (ZAR7 413 million at the closing CAD/ZAR exchange rate of
7,06 on 7 March 2011)(the "Transaction").

The Transaction was subject to various suspensive conditions referred to in the announcement released on SENS on 8 March 2011.
Sasol shareholders are advised that all the suspensive conditions to the Transaction have been fulfilled and that the Transaction closed on 10 June 2011 (“the closing date”).

The final aggregate consideration amounts to CAD$1 034 million
(ZAR7 162 million at the closing CAD/ZAR exchange rate of 6,93 on
9 June 2011) and comprises an initial purchase price for the
Cypress A Assets of CAD$246 million (ZAR1 704 million), which was paid in cash on the closing date, and CAD$788 million
(ZAR5 458 million) in the form of a commitment to fund 75% of
Talisman’s 50% portion of certain future development costs to further develop both the Farrell Creek and Cypress A Assets in terms of a joint development plan until such time that the
aggregate purchase consideration has been paid in full.

Johannesburg
10 June 2011

Exclusive Financial advisor
Morgan Stanley & Co

Legal advisor
Fraser, Milner & Casgrain

Sponsor
Deutsche Securities (SA) (Pty) Limited

Forward-looking statement - Disclaimer:

The estimates of contingent resources contained in this
announcement are based on definitions provided by the Society of
Petroleum Engineers. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from a known accumulation by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is therefore uncertainty as to the portion of the volumes identified as contingent resources that will be commercially producible.

Sasol may, in this announcement, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder
return, resource volumes and values and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek",
"will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of
important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and
intentions expressed in such forward-looking statements. Some of these factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 28 September 2010 and in other filings with the United
States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-
looking statements to make investment decisions, you should
carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new
information, future events or otherwise.

Morgan Stanley & Co and its affiliates are acting as independent financial advisor to Sasol Limited and no one else in connection with the transaction and will not be responsible to anyone other than Sasol Limited for providing the protections afforded to the clients of Morgan Stanley & Co nor for providing advice in
relation to the transaction, the contents of this announcement or any other matter referred to herein.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 10, 2011 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary